Exhibit 12.1

SOUTHERN CALIFORNIA EDISON COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK
(Millions of Dollars)
						6 Months	6 Months	12 Months
						Ended	Ended	Ended
Earnings:	2007	2008	2009	2010	2011	June 30, 2011	June 30, 2012	June 30, 2012

Income from continuing operations
before tax and noncontrolling interest	$1,400	$1,246	$1,620	$1,532	$1,745	$713	$622	$1,654
Less: Income from equity investees	—	—	—	—	—	—	—	—
Income from continuing operations before income
from equity investees, tax and noncontrolling interest	1,400	1,246	1,620	1,532	1,745	713	622	1,654
Add:
Fixed charges (see below)	540	520	535	565	613	306	343	650
Amortization of capitalized interest	2	2	2	2	4	2	1	3
Distributed income of equity investees	—	—	—	—	—	—	—	—
Loss of equity investees for which charges arising from
guarantees are included in fixed charges	—	—	—	—	—	—	—	—
Subtract:
Interest capitalized	(3)	(3)	(4)	(7)	(4)	(4)	(4)	(4)
Preference security dividend requirements of
consolidated subsidiaries - pre-tax basis	(74)	(75)	(73)	(73)	(90)	(45)	(62)	(107)
Noncontrolling interest of subsidiaries that have not incurred
fixed charges - pre-tax basis	(305)	(170)	(94)	—	—	—	—	—

Earnings as adjusted	$1,560	$1,520	$1,986	$2,019	$2,268	$972	$900	$2,196

Fixed Charges (1):
Interest expenses - net of capitalized interest and AFUDC	$429	$407	$420	$429	$463	$228	$249	$484
Add: AFUDC	25	27	32	43	42	22	20	40
Interest expenses - net of capitalized interest	454	434	452	472	505	250	269	524
Interest capitalized (2)	3	3	4	7	4	4	4	4
Interest portion of rental expense (3)	9	8	6	13	14	7	8	15
Preferred and preference stock dividend
requirement - pre-tax basis	74	75	73	73	90	45	62	107

Total fixed charges	$540	$520	$535	$565	$613	$306	$343	$650

Ratio	2.89	2.92	3.71	3.57	3.70	3.18	2.62	3.38

(1) Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.
(2) Includes fixed charges associated with Nuclear Fuel and capitalized interest of fifty-percent owned partnership.
(3) Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
except for amounts allocated to power purchase contracts that are classified as operating leases.